Exhibit D

April 15, 2005

NYSE Directors:

Attached are background materials for Monday’s meeting.

Enclosed please find Army’s

(1)	Proxy statement

(2)	10-K

(3)	Road show presentation

In addition, we hope to email a draft of the Merger Agreement on Sunday.

I will monitor my email and voicemail over the weekend, please call if you need anything further.

Mary

Mary Yeager

212-656-2062

myeager@nyse.com

CONFIDENTIAL

Archipelago Holdings, Inc.

(1)	[Handwritten: * Pro Investor]

(1)	87% figure above is 89.5%
(2)	13% figure under tape revenue is 10.5%
(3)	“4th Qtr 2004” is deleted.

(1)	[Handwritten: Switch to Exchange Status]

(1)	[Handwritten: REDI]
(2)	[Handwritten: GLOBENET]
(3)	[Handwritten: PCX]